STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act ofr 1940.

1.  NAME AND ADDRESS OF REPORTING PERSON
    Ferguson, Thomas M.
    125 Worth Avenue, Suite 314
    Palm Beach, FL  33480

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
    Seal Fleet, Inc. and SEALA

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
    ###-##-####

4.  STATEMENT FOR MONTH/YEAR
    03/97

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
    Original

6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
    Director, Officer (Chairman, President and Chief Executive Officer),
    10% Owner

7.  INDIVIDUAL OR JOINT/GROUP FILING
    Form filed by One Reporting Person

TABLE 1 - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  TYPE OF SECURITY
    (a) Seal Fleet, Inc. Class A Common Stock
    (b) Seal Fleet, Inc. Class A Common Stock
    (c) Seal Fleet, Inc. Class B Common Stock

2.  TRANSACTION DATE
    (a) March 25, 1997

3.  TRANSACTION CODE
    M

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    (a) 240,000 shares, A, $.50

5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END MONTH
    (a) 240,000 shares
    (b) 315,378 shares
    (c)  50,000 shares

6.  OWNERSHIP FORM
    (a) Direct
    (b) Indirect
    (c) Indirect

7.  NATURE OF INDIRECT BENEFICIAL
    (b) by First Magnum Corporation - 100%
    (c) by First Magnum Corporation - 100%


TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
    Seal Fleet, Inc. stock options (right to buy)

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY
    $.50 per share

3.  TRANSACTION DATE
    March 21, 1997 - for the grant of the stock options
    March 25, 1997 - for the exercise of the stock options

4.  TRANSACTION CODE
    A - for the grant of the stock options on March 21, 1997
    M - for the exercise of the stock options on March 25, 1997

5. NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR DISPOSED OF (D) 240,000 SHARES (A)
    240,000 SHARES (D)

6.  DATE EXERCISABLE AND EXPIRATION DATE
    Exercisable: March 21, 1997 (See Note 1)
    Expiration: August 14, 2006

    These dates apply to the grant and the exercise of the stock options.

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
    Title: Class A Common Stock
    Amount:  240,000 shares

    The Title and the Amount are the same for the grant and the exercise of the stock options.

8.  PRICE OF DERIVATIVE SECURITY
    $.50 per share applicable to both the grant and the exercise of the stock options.

9.  NUMBER OF DERIVATIVE SECURIITIES BENEFICIALLY OWNED AT END OF MONTH
    None

10. OWNERSHIP FORM OF DERIVATIVE SECURITY
    No derivative securities held at end of month.

11. NATURE OF INDIRECT BENEFICIAL OWNERSHIP
    No derivative securities held at end of month.

EXPLANATION OF RESPONSES

Note 1: On March 21, 1997, the Seal Fleet, Inc. Board of Directors modified the stock option plan to provide that options, previously reported on Form 3, as being exercisable on August 15, 1997, would be immediately exercisable.

/s/ Thomas M. Ferguson
Signature of Reporting Person
Date:  April 10, 1997